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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                               (Amendment No. 1)(1)


                               SOURCE MEDIA, INC.
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                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
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                         (Title of Class of Securities)


                                   836153-30-4
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                                 (CUSIP Number)

                               DAVID L. KUYKENDALL
   FREEDOM COMMUNICATIONS, INC., 17666 FITCH, IRVINE, CA 92614, (949) 553-9292
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                DECEMBER 1, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D , and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


---------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                                Page 1 of 3 pages


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---------------------                                         -----------------
CUSIP No. 836153-30-4                 13D                     Page 2 of 3 Pages
---------------------                                         -----------------

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1           NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            FREEDOM COMMUNICATIONS, INC.
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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                     (b) [ ]
            NOT APPLICABLE
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3           SEC USE ONLY



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4           SOURCE OF FUNDS*

            NOT APPLICABLE

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5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                        [ ]


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6           CITIZENSHIP OR PLACE OF ORGANIZATION

            CALIFORNIA
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                          7          SOLE VOTING POWER
        NUMBER OF                    583,094
         SHARES           -----------------------------------------------------
      BENEFICIALLY        8          SHARED VOTING POWER
        OWNED BY                     NOT APPLICABLE
          EACH            -----------------------------------------------------
        REPORTING         9          SOLE DISPOSITIVE POWER
         PERSON                      583,094
          WITH            -----------------------------------------------------
                          10         SHARED DISPOSITIVE POWER
                                     NOT APPLICABLE
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11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            583,094

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12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                             [ ]


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13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            APPROXIMATELY 4.6% OF SHARES OF COMMON STOCK OUTSTANDING

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14          TYPE OF REPORTING PERSON*

            CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                Page 2 of 3 pages



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ITEM 1. SECURITY AND ISSUER

This statement, dated December 1, 1998, constitutes Amendment No. 1 to the
Schedule 13D, dated April 26, 1996 ("SCHEDULE") regarding the reporting person's ownership of Common Stock, $.001 par value, of Source Media, Inc., a Delaware corporation ("ISSUER") (formerly known as HB Communications Acquisition Corp.). The address of the Issuer's principal executive offices is 5400 LBJ Freeway, Suite 680, Dallas, Texas 75240.

This Amendment No. 1 is being filed in accordance with Rule 13d-2 under the Securities Exchange Act of 1934, as amended, ("EXCHANGE ACT") to report a change in the reporting person's beneficial ownership of Common Stock that results in a termination of the reporting person's obligation to file reports under Section 13(d) of the Exchange Act.

ITEM 2. IDENTITY AND BACKGROUND

The reporting person, Freedom Communications, Inc., a California corporation ("REPORTING PERSON"), is a communications company owning various newspapers, magazines and television stations. The address of the Reporting Person's principal executive offices is 17666 Fitch, Irvine, California 92714.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

As of December 1, 1998, the Reporting Person beneficially owns 583,094 shares of Common Stock of the Issuer, which represents approximately 4.6% % of the outstanding shares of such class. The foregoing beneficial ownership amount includes 100,000 shares of Common Stock which may be acquired at a price of $6.41 per share upon the exercise of a warrant that expires on May 21, 2000. The Reporting Person holds sole voting and dispositive power over all shares beneficially owned by the Reporting Person.

During the period November 23, 1998 through December 1, 1998, the Reporting Person sold an aggregate of 155,000 shares of Common Stock of the Issuer in the over-the-counter market at sales prices ranging from $15.81 to $18.50 per share.

The Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on December 1, 1998. The Reporting Person continues to hold its remaining 583,094 shares for investment purposes and may sell all or any portion of its remaining shares in market or private transactions from time to time.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    December 1, 1998
                                          --------------------------------------
                                                          Date

                                          FREEDOM COMMUNICATIONS, INC.



                                          By:  /s/ David L. Kuykendall
                                               ---------------------------------
                                               David L. Kuykendall
                                               Senior Vice President and
                                               Chief Financial Officer




                                Page 3 of 3 pages